UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 3, 2020

(Date of Report (Date of earliest event reported))

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

401 East Jackson Street, Suite 3300

Tampa, FL 33602

(Full mailing address of principal executive offices)

Telephone: (813)-448-1234

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

On February 5, 2020, Generation Income Properties, Inc. (the “Company”) announced the appointment of Ms. Betsy Peck and Mr. Stuart Eisenberg to our board of directors.

Betsy Peck was appointed a board member on February 3, 2020. She retired in 2018 from Jones Lang LaSalle (“JLL”) a publicly held professional services firm specializing in real estate and investment management. Ms. Peck served in various positions from July 2008 to March 2018 with the latest position being Chief Operating Officer, Markets where she was responsible for managing a $2 billion operation with more than 1,000 sales professionals for maximum efficiency and effectiveness, driving ongoing growth. Prior to this role, Ms. Peck served as JLL’s Chief Administrative Officer, Brokerage from July 2008 to December 2012. Ms. Peck also served as Chief Administrative Officer at The Staubach Company where she worked from June 1996 to July 2008, she was a senior partner who drove strategy and execution for optimum integration of finance, human resources, IT and administration. She was also an integral member of the team during the company’s merger with Jones Lang LaSalle. Prior to that, Ms. Peck served in a variety of companies in various finance and accounting functions.

Ms. Peck obtained a Bachelor of Science in Accounting from the University of Scranton and is a certified public accountant. She is a member of the American Institute of Certified Public Accountants and a member of the National Association of Corporate Directors. Ms. Peck also serves or has served as an advisory board member for several companies including Forge, Patrocinium and BB&T. Ms. Peck’s experience serving publicly-held companies brings to our Board of Directors an understanding of public company operations, financial reporting, disclosure, and corporate governance. With her accounting education and experience, she also brings an understanding of accounting principles, internal accounting control and financial presentation and analysis.

Stuart Eisenberg was appointed a board member on February 3, 2020. He recently retired from BDO USA, LLP where he was a partner in the real estate services group from July, 1997 until June 2019. Mr. Eisenberg served as the firm’s national real estate and construction industry practice leader and a member of the firm’s international real estate and construction industry steering committee.  His experience includes consulting in connection with the formation, structuring and development of REITs and real estate operating companies. He also provided financial reporting and due-diligence services in numerous initial and follow-on public offerings and in connection with the acquisition, financing and dispositions of commercial real estate.

Mr. Eisenberg has a bachelor’s degree from Adelphi University and is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. Mr. Eisenberg’s experience serving publicly-held companies brings to our Board of Directors a comprehensive understanding of public company operations, financial reporting, and corporate governance, as well as perspective regarding potential acquisitions. With his public accounting background, he also brings a sophisticated understanding of accounting principles, auditing standards, and internal accounting controls.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 10.	Exhibits

Number	Description of Exhibit

15.1	Press release dated February 5, 2020 - Appointment of New Directors

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: February 5, 2020	By:	/s/ Richard Russell
Richard Russell
Chief Financial Officer